

Joe Storment · 3rd

Co-Founder at CityFreighter - Clean Urban Logistic
Solutions

Santa Barbara, California Area · 498 connections · **Contact info**

 CityFreighter - Clean
Logistic Solutions

Experience


Co-Founder
CityFreighter - Clean Urban Logistic Solutions
Mar 2018 – Present · 2 yrs 5 mos


Treasurer
CityFreighter - Clean Urban Logistic Solutions

Interests


Electric Trucks
18 followers


Electric Trucks USA
16 followers


Electric Trucks Pakistan
5 followers


CityFreighter - Clean Urban Log
160 followers



Coxx Mobile Systems

288 followers

eMove360° - Mobility 4.0: Elect

5,536 members

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